1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date July 8, 2016	By	/s/ Zhang Baocai
Name: Zhang Baocai
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT ON PLEDGE-STYLE REPURCHASE

OF SHARES BY A CONTROLLING SHAREHOLDER

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 8 July 2016, Yanzhou Coal Mining Company Limited (the “Company”) received a notice from Yankuang Group Company Limited (“Yankuang Group”), the controlling shareholder of the Company, regarding that Yankuang Group carried out a pledge-style repurchase for the shares of the Company held by it. Details are as follows:

1.	Details of the Pledge

On 7 July 2016, Yankuang Group pledged the 402,000,000 domestic and unrestricted tradable shares of the Company held by it, representing 8.18% of the total share capital of the Company, to Qilu Securities (Shanghai) Asset Management Co., Ltd. for the purpose of fund-raising by carrying out a pledge-style repurchase of these shares. The term of the pledge is 36 months (i.e. from 7 July 2016 to 7 July 2019). The relevant registration procedures regarding the pledge of shares have been completed by Zhongtai Securities Co., Ltd.

As at the date of this announcement, Yankuang Group directly and indirectly held a total number of 2,780,000,000 shares of the Company, including A shares and H shares of the Company, representing 56.59% of the total share capital of the Company, among which 2,600,000,000 shares are domestic and unrestricted tradable shares of the Company, representing 52.93% of the total share capital of the Company, and 180,000,000 shares are H shares of the Company, representing 3.66% of the total share capital of the Company.

The total number of the accumulated pledged shares of the Company by Yankuang Group is 922,000,000 shares, representing 18.77% of the total share capital of the Company.

2.	Pledge by the Controlling Shareholder

The main purpose of the aforesaid fund-raising by a pledge-style repurchase of shares conducted by Yankuang Group is to supplement its working capital. Yankuang Group has a sound credit record and sufficient fiscal solvency and will repay the raised funds with its self-owned fund upon maturity. The risks of the aforesaid pledge are controllable and the aforesaid pledge is free from the risks of close position or forced close position. When the price of the Company’s shares reaches the precautious line, Yankuang Group will take measures including repurchase in advance, supplemental pledge transactions or partly cash repayments to deal with the aforementioned risks. The aforesaid pledge will not lead to any change in the de facto control over the Company.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

8 July 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC